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                                                                    EXHIBIT 99.6


                                 [VERITAS LOGO]

                                           , 2000

Dear Stockholders:

     VERITAS Software Corporation will hold a special meeting of our stockholders at our offices located at 900 Alta Avenue, Mountain View,
California 94043 on                , 2000 at 9:00 a.m., Pacific Time.

     At the meeting, we will ask you to vote on a proposal to approve the issuance of new shares of VERITAS common stock to be issued to stockholders of Seagate Technology, Inc. in connection with the merger of a wholly owned subsidiary of VERITAS with and into Seagate.

     After careful consideration, our board of directors has approved the merger, the merger agreement, as amended (which sets forth the terms and conditions of the merger), and the issuance of new shares of VERITAS common stock, and has concluded that the merger, the merger agreement and the share issuance are in the best interests of VERITAS and you, our stockholders.

     Our board of directors recommends a vote FOR the proposed issuance of new shares of VERITAS common stock in connection with the merger.


     In connection with the merger, VERITAS will pay to Seagate's stockholders an amount of cash equal to all of the cash that Seagate holds at the time of the merger (currently estimated to be approximately $1.391 billion), unless we elect to reduce this amount and increase the number of shares we issue instead. If we make this election, then the amount of cash we pay to Seagate stockholders will be reduced accordingly.



     Also in connection with the merger, VERITAS will issue to Seagate's stockholders shares of its common stock. It is this issuance of new shares for which we are seeking your approval at the special meeting. The number of VERITAS shares issuable in connection with the merger depends on numerous variables that are described in detail starting on page 26 of the attached disclosure document under the heading "Summary -- The Merger Agreement and the Merger -- The Merger Consideration" and page 129 under the heading "The Merger Agreement and the Merger -- The Merger Consideration". We will not determine the exact number of shares being issued until the second day before the date of the completion of the merger.



     Based upon the market prices of VERITAS common stock and of Seagate's investment securities as of August 22, 2000, and assuming that VERITAS elects to reduce the amount of cash payable in connection with the merger by $750 million, VERITAS would issue approximately 116.9 million shares. Note that this estimate is approximately 11.2 million less than the 128,059,966 VERITAS shares held by Seagate that VERITAS will acquire by acquiring Seagate in the merger. While the actual number of shares issuable could be greater or lesser than this estimate, we expect the total number to be less than the 128,059,966 VERITAS shares we will acquire. The result is that, after the

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merger, each VERITAS share that you currently hold will represent a slightly larger portion of the company and a slightly larger percentage of the total voting power.


     You should note that it is possible, though very unlikely, that VERITAS could end up having to issue more than the 128,059,966 shares currently held by a Seagate subsidiary. However, this would only happen if the market prices of Seagate's investment securities rose significantly while the market price of VERITAS common stock fell significantly. Although VERITAS would have to offer more shares than anticipated in this unlikely circumstance, VERITAS would nevertheless own the appreciated investment securities that caused us to be required to issue more VERITAS shares.


     A notice of the meeting and a disclosure document relating to the merger as well as other related transactions are enclosed. The disclosure document describes these transactions in detail and presents significant related information. Please read it carefully.

     We invite you to attend the meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy and return it to us in the enclosed envelope. If you attend the meeting, you may vote in person if you wish, even if you have previously returned your proxy. It is important that your shares be represented and voted at the meeting.

     You will not be required to exchange your VERITAS stock certificates in connection with the merger or the other transactions described in the disclosure document. PLEASE DO NOT SEND IN YOUR CERTIFICATES.

                                          Sincerely,

                                          Mark Leslie
                                          Chief Executive Officer and
                                          Chairman of the Board

     THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT INVOLVE NUMEROUS RISKS. SEE "RISK FACTORS -- RISKS TO BOTH SEAGATE AND VERITAS STOCKHOLDERS RELATING TO THE LEVERAGED BUYOUT AND THE MERGER."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE LEVERAGED BUYOUT, THE MERGER OR THE SECURITIES TO BE OFFERED TO SEAGATE STOCKHOLDERS IN CONNECTION WITH THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE LEVERAGED BUYOUT OR THE MERGER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ATTACHED DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                                 [VERITAS LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Our Stockholders:

     We will hold a special meeting of VERITAS Software Corporation at 9:00
a.m., Pacific Time, on           , 2000 at our offices located at 900 Alta
Avenue, Mountain View, California 94043 to consider and vote on a proposal to issue new shares of VERITAS common stock to stockholders of Seagate Technology, Inc. in connection with the merger of a wholly owned subsidiary of VERITAS with and into Seagate, upon the terms and subject to the conditions set forth in the merger agreement, as amended, a copy of which is included as Annex B to the attached disclosure document (with the exact number of shares to be issued being determined as described in the attached disclosure document). No other business will be conducted at the special meeting.

     The merger agreement, the merger and the share issuance, as well as other related matters, are more fully described in the disclosure document that accompanies this notice.


     The close of business on August 24, 2000 is the record date for the determination of our stockholders entitled to vote at this meeting or any adjournments or postponements thereof.


                                          Sincerely,

                                          Mark Leslie
                                          Chief Executive Officer and
                                          Chairman of the Board
Mountain View, California
            , 2000

     TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.